# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifeway Foods, Inc., CIK 0000814586
CUSIP: 531914109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 6431 W OAKTON, MORTON GROVE, Illinois (IL), 60053
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001072613-03-000714
Filed by CIK 0001227846
Persons authorized to receive notices and communications: Julie Smolyansky, 6431 OAKTON STREET, MORTON GROVE, Illinois (IL), 60053, 847-967-1010

## Reporting persons
- Julie Smolyansky (CIK 0001227846): type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); source of funds: other (OO); sole voting power 2,138,149; shared voting power 504,636; sole dispositive power 2,138,149; shared dispositive power 504,636; aggregate amount beneficially owned 2,642,785 (17.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Lifeway Foods, Inc.
Address of issuer's principal executive offices: 6431 W OAKTON, MORTON GROVE, Illinois (IL), 60053
Comment: This Amendment No. 11 amends and supplements the Schedule 13D/A No. 10 filed on February 10, 2024 by Julie Smolyansky. This Amendment No. 11 is being filed by Julie Smolyansky for the purpose of providing additional information set forth below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is amended to add the following: The total number of shares being reported as beneficially owned by Reporting Person has not changed. On December 19, 2024, the Company issued 283,337 shares of Company common stock (the "Shares") in settlement of compensatory equity awards granted to Reporting Person under the 2015 Omnibus Incentive Plan and the 2022 Omnibus Incentive Plan, or earned, in 2021, 2022 and 2023. The Company had not previously issued the Shares because vesting required consent of Danone North America PBC or an affiliate thereof (collectively, "Danone") under the terms of the Stockholders' Agreement, dated as of October 1, 1999 (as amended, the "Stockholders' Agreement"), by and among Danone, the Company, Reporting Person and the other shareholder parties thereto, to the issuance of shares as equity compensation subject to limited exceptions. As previously disclosed by the Company, the Company believes that the Stockholders' Agreement is void ab initio and, consequently issued the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The transactions itemized in Item 3 above were compensatory.

As a substantial shareholder and executive officer and director of the Company, Ms. Smolyansky expects to communicate from time to time in the future to management, the board of directors and other Company shareholders her views as to matters that she believes will benefit the Company and its shareholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 2,642,785 shares of Common Stock as of December 19, 2024, which represent 17.5% of the Issuer's outstanding shares of Common Stock. The 2,642,785 shares consist of (1) 2,120,569 shares of Common Stock owned and held directly by Julie Smolyansky, (2) 6,070 shares of common stock which may be issued to her within 60 days of the date of this Amendment No. 11, (3) 22,216 shares beneficially owned by her on behalf of minor children, (4) 4,636 shares owned by her spouse, and (5) 500,000 shares held by Smolyansky Family Holdings LLC, of which Julie Smolyansky owns 50%. Julie Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein. Julie Smolyansky has sole voting and dispositive control over the shares ascribed to her, except the 4,636 shares owned by her spouse and 500,000 shares owned by Smolyansky Family Holdings LLC, over which Julie Smolyansky and Edward Smolyansky share voting and dispositive control.

This percentage calculation was based on 15,099,807 shares outstanding as of December 19, 2024 as provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 2,642,785 shares of Common Stock as of December 19, 2024, which represent 17.5% of the Issuer's outstanding shares of Common Stock. The 2,642,785 shares consist of (1) 2,120,569 shares of Common Stock owned and held directly by Julie Smolyansky, (2) 6,070 shares of common stock which may be issued to her within 60 days of the date of this Amendment No. 11, (3) 22,216 shares beneficially owned by her on behalf of minor children, (4) 4,636 shares owned by her spouse, and (5) 500,000 shares held by Smolyansky Family Holdings LLC, of which Julie Smolyansky owns 50%. Julie Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein. Julie Smolyansky has sole voting and dispositive control over the shares ascribed to her, except the 4,636 shares owned by her spouse and 500,000 shares owned by Smolyansky Family Holdings LLC, over which Julie Smolyansky and Edward Smolyansky share voting and dispositive control.

This percentage calculation was based on 15,099,807 shares outstanding as of December 19, 2024 as provided by the Issuer.
Transactions in the class effected during the past sixty days: There have been no transactions in the shares of Common Stock by the Reporting Person during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Ms. Smolyansky previously reported that pursuant to the Shareholder Agreement Julie Smolyansky, Ludmila Smolyansky, Edward Smolyansky (the "Smolyansky Shareholders") have agreed to act together as a group with respect to electing a director nominated by Danone. However, as previously disclosed by the Company, the Company believes that the Stockholders' Agreement is void ab initio and, consequently the Smolyansky Shareholders are no longer required to act together as a group.

## Signatures
- Julie Smolyansky: /s/ Julie Smolyansky, Julie Smolyansky (12/23/2024)